Filed by: AT&T Inc.

Commission File No.: 001-08610

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Discovery, Inc. (Commission File No.: 001-34177)

The following are excerpts from the transcript of an interview of John Stankey, CEO of AT&T Inc., at the Economic Club of Washington, D.C.:

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David Rubenstein (05:33):

Okay. So the articles in the newspaper that covered this transaction, you said that, “The head of Discovery called you up and said he wanted to talk with you,” and so forth. Suppose he hadn’t called you up, would you have done something like this anyway, or did you need him to call you up to think it was a good idea to do this?

John Stankey (05:50):

I think you probably could read some media accounts that maybe characterize it that there was a bolt of lightning that hit on a Sunday afternoon. And I don’t think that, that’s an accurate characterization. If you draw that conclusion from maybe what’s been written or printed, I would tell you that the process really started July 1st, when I walked into this role of 2020. And, that process started by spending a lot of time with our investor base, and talking with our owners, and understanding what our perceptions were of those who bring capital into our business to invest, and what they saw in the company and what their history with the business has been. Of course, was an evaluation of our markets, and what our customers were doing and what they expected. And frankly, a look internally at our employees, and what they wanted to do in terms of the mission and how we manage our company going forward.

John Stankey (06:48):

And as you know in running a business, there’s usually not yes or no answers and there isn’t black or white, it’s an optimization equation. And all those things kind of had to be considered and starting July 1st, I spent a lot of time evaluating those issues, considering them, trying to understand what the best path forward for the company is. We were doing a lot of work on scenarios, and permutations and consideration of what options were. And when that call that you alluded to came in on that day, I would say we had done about probably three quarters, maybe a little bit more of our work and knew where we were going to go, and what our preferred options or likely options were.

John Stankey (07:27):

And, I think like minds think alike. I think David independently was of course evaluating his view of the industry, his view of his company, what was likely to happen in markets. And as a result of that, I think there’s just a natural symmetry that was there, largely because of foundational work that was probably done at both companies, but it was very deliberately considered. And I would tell you that there were many, many permutations and options like that.

David Rubenstein (07:56):

So your predecessor bought two things really. One was what we just talked about, Time Warner, for roughly a hundred billion dollars and DIRECTV for roughly $75 billion. I’m sure you have been asked this before, but I will ask you again. Of the $175 billion was expended, do you expect as a result of these transactions value creation for the people now running... Or who be running DIRECTV or Time Warner, that you will get your 175 billion back in value or more?

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John Stankey (09:24):

But I would tell you in hindsight, is that a transaction that one would have undertaken, if it knew everything it knew today? And the answer to that is probably not. On the media company side with Time Warner, I would tell you that absolutely, have every degree of confidence that we have set something up here that is an excess of the value of what we’ve paid for the business. We’ve talked a lot about that. Different people have different ways of looking at it, but clearly one of the motivations for how we structured this is to ensure that we get an equity out on the market that fully recognizes the value and the tremendous work that’s gone on at the Media company to reposition it, restructure it for the direct-to-consumer space. And we’ve demonstrated over the last several quarters, some great progress and momentum.

John Stankey (10:14):

I think it’s clearly what Discovery looked at as being one of the things that they were most intrigued and interested by. And, once we put that capital structure out there in a way where people can recognize the growth opportunity of that, we believe we’ll see the full value, that assets start to manifest itself and that equity, and that’s why we’re including our shareholders in their option to own that moving forward and recognize that growth.

John Stankey (10:39):

And we believe that we’ve set up a transaction that will be, not only recognizing the value what we paid for it, but substantially more than that. I know personally, I’m confident enough about that, that I intend to leave all my equity in that new business moving forward and watch what David does with it. And, I think it’s going to be a very attractive and good ride for the business moving forward. As we talked about just a minute ago, circumstances changed a bit in order for that value to be recognized. Talking with my ownership base, it clearly wasn’t going to happen within the context of the larger AT&T, wasn’t going to happen because of the dominant wireless asset we have, and the multiples that it trades at and how it gets valued. So, breaking it out is one of the great unlocks that I think will occur in this. And, feel real good about how investors are probably going to experience that.

David Rubenstein (11:32):

Final question about this is when things like this are announced, sometimes the newspapers or others kind of act like it’s a done deal, but this is going to take a while for government regulators, I assume. You estimated it will take about a year or so before this is effectuated. And, how do you run these are assets during that interim period. Do you still run it or you kind of turn it over to the people who you expect to be running it, if the government approves it?

John Stankey (11:56):

No, it’s a really good question and nobody walks into M&A lightly because to your point, in these extended processes, they can be unsettling for employees and they can be difficult in terms of strategic decisions that maybe get iced or abate because what’s the new owner going to do. And, I certainly been through my share of these to know that, that occurs. I was just with my management team a couple of days ago and had this same conversation with them, where I actually believe this transaction is a bit different in that regard. We’ve repositioned the Media company to set itself on a new course and made a lot of hard decisions over the last several years since taking over ownership of the asset to take what was really three independent companies at Time Warner and bring them together to operate as one, that started during my tenure leading it.

John Stankey (12:53):

Jason Kilar has done a remarkable job since he’s come in, in his tenure doing the same and carrying that forward and get it focused on the future of media, which is building direct relationships with customers and continuing to do the great things to expose the wonderful storytelling that’s done at WarnerMedia for all.

John Stankey (13:13):

And, I would tell you that we’ve done a remarkable job in that regard, and we’ve set that direction. I know where David wants to take this company, and I know what his interest is. And he is in fact, carrying down that same path there. He wants to lead the business as it’s been set up. And so, unlike many transactions where sometimes you’re waiting, that certainly happened during the pendency of the Time Warner, AT&T transaction. This is full steam ahead. And, I have to deliver to the shareholders, the 71% that AT&T shareholders will own at the time this transaction closes, a well-functioning business. It’s got momentum and momentum in the areas that are important to the future. Our growth in HBO Max, and our continued evolution of the business because that’s in fact, what will put the multiple on that equity when it begins to trade and gets the excitement in that business that it deserves.

John Stankey (14:09):

And I want to make sure that, that occurs because that’s the best thing for the AT&T shareholder. We want to keep moving forward with pace and with great execution. David supports that. And so, I think this is going to be one of those times where there won’t be a lot of waiting, it’s going to be a lot of continuing to push hard on the areas that we know are important. Our launch of the AVOD service this month going international next month, none of that’s being slowed down. There’s been some rumors in the media about us launching a direct-to-consumer, CNN Plus news product, that will in fact occur. We’ll keep pushing ahead with those things. So my view is we won’t be waiting, we’ll be executing.

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Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.